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MCN INVESTMENT CORPORATION AND SUBSIDIARIES                        EXHIBIT 12-2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

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

                                                        TWELVE MONTHS           TWELVE MONTHS           TWELVE MONTHS
                                                             ENDED                   ENDED                   ENDED
                                                         JUNE 30, 1998         DECEMBER 31, 1997       DECEMBER 31, 1996
                                                      ---------------------   ---------------------   ---------------------
     EARNINGS AS DEFINED (1) (4)
     Pre-tax income (loss) (2) (5)                              $ (299,558)              $  51,892                $ 21,899
     Fixed charges (3)                                              75,854                  65,891                  41,628
                                                                -----------              ----------               ---------
          Earnings (loss) as defined                            $ (223,704)              $ 117,783                $ 63,527
                                                                ===========              ==========               =========
     FIXED CHARGES AS DEFINED (1)  (4)
     Interest, expensed                                         $   74,302               $  64,434                $ 40,523
     Interest, capitalized                                          18,699                  15,002                   8,002
     Amortization of debt discounts, premium
          and expense                                                1,167                   1,183                     982
     Interest implicit in rentals                                      385                     274                     123
                                                                -----------              ----------               ---------
          Fixed charges as defined                              $   94,553               $  80,893                $ 49,630
                                                                ===========              ==========               =========
     Ratio of Earnings to Fixed Charges (6)                          (2.37)                   1.46                    1.28
                                                                ==========               =========                ========

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 (1) Earnings and fixed charges are defined and computed in accordance with Item
     503 of Regulation S-K.

 (2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Investment and its majority-owned subsidiaries, (b) MCN Investment's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

 (3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

 (4) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.

 (5) In June 1998, MCN's Diversified Energy group recorded two write-downs of Exploration & Production properties and investments totaling $339,157,000 ($220,452,000 net of taxes).

 (6) Earnings for the twelve-month period ended June 30, 1998 were not adequate to cover fixed charges. The amount of the coverage deficiency was $318,257,000. The ratio of earnings to fixed charges for 1998, excluding the write-downs (5), would have been 1.22.